UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GMX RESOURCES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.00% Convertible Senior Notes due 2013

and

4.50% Convertible Senior Notes due 2015

(Title of Class of Securities)

38011 M AB 4

and

38011 M AJ 7

(CUSIP Number of Class of Securities)

James A. Merrill

Chief Financial Officer, Secretary and Treasurer

GMX Resources Inc.

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

(405) 600-0711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Rohleder President GMX Resources Inc. 9400 North Broadway, Suite 600 Oklahoma City, Oklahoma 73114 Phone: (405) 600-0711 Fax: (405) 600-0600	David C. Buck Henry Havre Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 Phone: (713) 220-4200 Fax: (713) 220-4285

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$72,653,989.92(1)	$8,327.00(2)

(1)	Estimated solely for the purpose of calculating the registration fee and is the sum of (a) $60,000,000, the aggregate maximum principal amount of newly issued Senior Secured Second-Priority Notes due 2018 that GMX Resources Inc. is offering in exchange for its outstanding 5.00% Convertible Senior Notes due 2013 (the “2013 Notes”) and 4.50% Convertible Senior Notes due 2015 and (b) the product of (i) $0.845, the average of the high and low price of GMX Resources Inc.’s common stock, par value $0.001 per share (the “Common Stock”), as listed on the New York Stock Exchange on August 6, 2012, and (ii) 14,975,136, the maximum number of shares of Common Stock that GMX Resources Inc. is offering in exchange for the outstanding 2013 Notes.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2012 issued by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,327.00	Filing Party: GMX Resources Inc.
Form or Registration No.: Schedule TO	Date Filed: August 9, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment Number 2 (“Amendment No. 2”) amends the Issuer Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission on August 9, 2012 by GMX Resources Inc. (the “Company”), as amended on August 20, 2012 (as amended, the “Schedule TO-I”). This Amendment No. 2 is being filed solely to amend Item 4 of the Schedule TO-I as set forth below. Except as specifically provided in this Amendment No. 2, the Schedule TO-I remains unchanged. Capitalized terms used but not defined herein have the meanings attributed to them in the Schedule TO-I.

Item 4.	Terms of the Transaction.

(a) The following information set forth in the Offering Memorandum is incorporated herein by reference:

•	Notice to Investors;

•	Forward-Looking Statements;

•	Summary;

•	Summary of the Exchange Offers;

•	Summary of the New Notes;

•	Risk Factors;

•	Description of the Exchange Offers;

•	Description of New Notes;

•	Comparison of Terms of the New Notes and the Convertible Notes;

•	Description of Other Indebtedness and Preferred Stock;

•	Description of Capital Stock;

•	Market Price Information;

•	Exchange Agent and Information Agent;

•	Certain U.S. Federal Income Tax Considerations;

•	Securities Law Matters; and

•	Experts.

In addition, notwithstanding anything to the contrary in the Offering Memorandum, holders of Convertible Notes may not withdraw Convertible Notes after the expiration date, except that Convertible Notes validly tendered may be withdrawn if not yet accepted for exchange after the expiration of forty business days from the commencement of the Exchange Offer.

(b) To the Company’s knowledge, no Convertible Notes are owned by, and no Convertible Notes will be purchased from, any of our officers, directors or affiliates.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMX RESOURCES INC.

By:	/s/ James A. Merrill
	Name:	James A. Merrill
	Title:	Chief Financial Officer, Secretary and Treasurer

Dated: August 27, 2012

EXHIBIT INDEX

(a)(1)(i)†	Offering Memorandum, dated August 9, 2012.

(a)(1)(ii)†	Form of Letter of Transmittal to holders of 2013 Notes (including Form W-9).

(a)(1)(iii)†	Form of Letter of Transmittal to holders of 2015 Notes (including Form W-9).

(a)(1)(iv)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2013 Notes

(a)(1)(v)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2015 Notes

(a)(1)(vi)†	First Supplement, dated August 20, 2012, to Offering Memorandum, dated August 9, 2012

(a)(5)(i)†	Press Release, dated August 9, 2012 announcing the commencement of the Exchange Offer.

(b)	None.

(c)	Not applicable.

(d)(i)	Rights Agreement, dated May 17, 2005, by and between GMX Resources, Inc. and UMB Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 18, 2005).

(d)(ii)	Amendment No. 1 to Rights Agreement, dated February 1, 2008 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 8-A/A filed February 21, 2008).

(d)(iii)	Amendment No. 2 to Rights Agreement, dated October 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A/A filed November 17, 2008).

(d)(iv)	Indenture, dated February 15, 2008, between GMX Resources, Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(v)	Indenture, dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vi)	Supplemental Indenture, dated October 28, 2009, to Indenture dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vii)	Indenture dated February 9, 2011, between GMX Resources Inc. and the Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(viii)	First Supplemental Indenture dated December 19, 2011, between GMX Resources Inc. and the Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.8 to the Company’s Current Report on Form 8-K filed December 21, 2011)

(d)(ix)	Indenture dated December 19, 2011, between GMX Resources Inc., the Guarantors named therein and U.S. Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(x)	Form of Senior Secured Note due 2017 (Included as Exhibit A) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xi)	Security Agreement, dated as of December 19, 2011 between GMX Resources Inc. and U.S. Bank National Association as Collateral Agent (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xii)	Security Agreement, dated as of December 19, 2011 between Endeavor Pipeline Inc. and U.S. Bank National Association as Collateral Agent (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xiii)	Security Agreement, dated as of December 19, 2011 between Diamond Blue Drilling Co. and U.S. Bank National Association as Collateral Agent (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xiv)	Purchase Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies & Company, Inc., as representative of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(xv)	Share Lending Agreement, dated February 11, 2008, between GMX Resources, Inc., Jefferies Funding LLC and Jefferies & Company, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(xvi)	Registration Rights Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies Funding LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(xvii)	Registration Rights Agreement dated February 9, 2011, between GMX Resources Inc. and Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed February 9, 2011).

(d)(xviii)	Registration Rights Agreement dated February 28, 2011 between GMX Resources Inc. and Retamco Operating, Inc (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 2, 2011).

(d)(xix)	Stockholder and Registration Rights Agreement, dated April 28, 2011, among GMX Resources Inc., Arkoma Bakken, LLC, Long Properties Trust and Reynolds Drilling Co., Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 4, 2011)

(d)(xx)	Registration Rights Agreement dated as of December 19, 2011, by and among GMX Resources Inc., the Guarantors named therein and the Supporting Holders party thereto (relating to the Senior Secured Notes due 2017) (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed December 31, 2011)

(d)(xxi)	Registration Rights Agreement dated as of December 19, 2011, by and among GMX Resources Inc., the Guarantors named therein and the Supporting Holders party thereto (Relating to Shares of Common Stock) (incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K filed April 5, 2012)

(d)(xxii)	Intercreditor Agreement dated as of March 20, 2012 among BP Corporation North America Inc., GMX Resources Inc., the Guarantors named therein and U.S. Bank National Association (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K filed December 31, 2011)

(d)(xxiii)	At-The-Market Issuance Sale Agreement, dated December 14, 2010, between GMX Resources, Inc. and McNicoll, Lewis & Vlak LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xxiv)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 9, 2007).

(d)(xxv)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2 filed November 6, 2000).

(d)(xxvi)	Amended and Restated 2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2010).

(d)(xxvii)	Amendment No. 1 to GMX Resources Inc. Amended and Restated 2008 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 16, 2012)

(d)(xxviii)	Form of Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1(a) to the Company’s Current Report on Form 8-K filed August 9, 2011).

(d)(xxix)	Form of Cash Bonus Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 9, 2011).

(d)(xxx)	Form of Short-Term Bonus Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed March 16, 2012)

(g)	None.

(h)	None.

*	Filed herewith.
†	Previously filed.